Exhibit 12

Cigna Corporation

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,

(Dollars in millions)	2014	2013
Income before income taxes	$1,754	$841
Adjustments:
Income from equity investee	(13)	(10)
Income attributable to noncontrolling interests	(1)	(3)
Income before income taxes, as adjusted	$1,740	$828
Fixed charges included in income:
Interest expense	$132	$135
Interest portion of rental expense	21	20
Interest credited to contractholders	3	1
	$156	$156
Income available for fixed charges	$1,896	$984
RATIO OF EARNINGS TO FIXED CHARGES:	12.2	6.3